SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FY12 part 1 of 5

Part 1 of 5

News Release
Aviva plc
2012 Preliminary announcement
7 March, 2013

Good progress on disposals and turnaround programme

£3,050m loss principally arising from the sale of the US as previously disclosed

Economic capital surplus increased by £3.5bn to £7.1bn1

2012 total dividend 19p from 26p. Final dividend 9p from 16p

Priorities: cashflow and debt reduction

Results

■ Total loss after tax £3,050 million (2011: profit of £60 million) including previously announced £3.3 billion writedown on US disposal

■ Operating profit on an underlying2 basis of £1,776 million (2011: £1,857 million) after  adverse foreign exchange impact of £65 million

Dividend rebased and scrip removed

■ Final 2012 dividend of 9 pence per share (2011: 16 pence), full-year dividend 19 pence per share, (2011: 26 pence).

■ Dividend rebased to reduce leverage and increase retained earnings, ensuring dividend distribution is covered by earnings and cashflows

■ Removal of dilutive scrip: will improve earnings per share and gives clarity to cashflows and dividend

Capital and cashflows

■ Proforma economic capital surplus3 £7.1 billion, 172% (2011: £3.6 billion, 130%)

■ IFRS net asset value of 278p (2011: 435p)

■ Interdivisional balance between Group and UK General Insurance replaced with an interest bearing loan of which £600 million will be repaid over the next three years
■ £944 million net cash remittances to Group in 2012 (2011: £778 million)

Status of 2012 turnaround plan

■ Significant disposals announced: US, Delta Lloyd, Aseval, Malaysia, Sri Lanka, Russia

■ £275 million annualised cost savings realised

■ Internal and external leverage have increased and must be reduced

Mark Wilson, Group Chief Executive Officer, said:

"2012 was a year of transition at Aviva. There has been solid progress against the turnaround plan set out last year. Our capital strength has improved materially and we have completed the vast proportion of the disposal programme. We have made progress reducing costs and we also have a strong new management team in place.

"The £3 billion loss after tax is driven principally by writedowns we have previously announced due to the agreed sale of our US business. Operating profit levels were healthy across our major businesses, especially in the UK, France and Canada.

 "The rebasing of the dividend and the elimination of the dilutive scrip is about giving certainty to shareholders, reducing debt, and putting Aviva in a sound position for the future. This is the right course of action.

 "Aviva has many strengths to build on. We have a number of market leading businesses capable of delivering progressive cashflows and other businesses that offer genuine growth potential. My intention is that Aviva will be a simpler business with a robust balance sheet that delivers sustainable cashflows and growth."

1. On a proforma basis. Includes the benefit of completing the US and Aseval transactions announced in December 2012 and the Delta Lloyd and Malaysia transactions announced in January 2013.
2.In 2012, operating profit on an underlying basis represents Aviva Group excluding Delta Lloyd and the United States. 2011 operating profit on an underlying basis represents Aviva Group excluding Delta Lloyd, United States and RAC.
3. The economic capital surplus represents an estimated unaudited position. The capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties. Pension scheme risk is allowed for through ten years of stressed contributions.

Chairman's statement

Aviva plc today announced its preliminary results for 2012, the first announcement for our new CEO Mark Wilson. As I held executive responsibility for the last eight months of the year, I thought it appropriate on this occasion, that I join Mark in this earnings announcement.

Mark has started very strongly. His focus going forward is on cash flow, earnings growth, and reducing leverage. This has my full endorsement as well as that of the board.

Strong progress and momentum in reshaping the group

In mid-2012, we launched a radical repositioning of the group, setting out a relatively ambitious programme to bring the group to a stronger, more stable position with improved earnings performance and operating cash generation in 2014 and beyond:

  ■ Refocus on core, exit 16 non-core segments, and turnaround 27 segments
        ■ Reduce exposure to southern Europe and capital hungry segments
        ■ Improve productivity, performance and operating capital generation
        ■ Strengthen economic capital and reduce leverage

As it turned out, we have had a very active period, but achieved a great deal in a short time.

Boosting capital was our main initial priority and I am pleased we were able to increase the economic capital surplus substantially by £3.5 billion from the end 2011 (130% coverage) to a pro-forma level of £7.1 billion (172% coverage), within our stated target range.

We have since exited seven of the most material "red" cells on time and at respectable prices, better and faster than was generally expected of us and action is being taken on the balance.   Specifically, we announced disposal of the US business, our stake in Delta Lloyd, and a number of smaller interests around the world, the settlement of our dispute with Bankia in Spain, a significant reduction in our exposure to Italy and Spain, and the exit of large bulk purchase annuities in the UK.

We also targeted improvement by the end of 2013 in 27 "amber" cells, through revenue increase, cost reduction, loss mitigation, or capital reduction.  Seven of these have been brought to "green" status.  As we stand, we now have nine red cells, 20 amber cells and 22 green cells.

We also reshaped our top management team, particularly with the appointment of a strong and decisive CEO, and made progress in the renewal of the board.

Reducing leverage

The announced sale of the US, though strategically imperative, nevertheless resulted in a sharp reduction in net assets per share and a consequent increase in tangible leverage from 41% to 50%, which is high relative to the sector.  We have therefore revised our forward plans to bring this to below 40%, by increasing retained earnings and by reducing debt.

On 1st January 2013, we began the simplification of the group's legal structure to improve governance over the UK general insurance business. This, when completed by the end of May 2013 is expected to formalise an inter-divisional balance of around £5.8 billion in the form of a collateralized loan. In response to these pressures, we have decided to bring down the level of both internal and external debt to lower, more prudent, levels.

The decision to reduce the dividend

At the same time, constraints, including regulatory, on capital and liquidity, are putting greater demands on resources, as does our transformation programme, particularly this year.  While central liquidity balances are likely to improve with the settlement with Bankia and the completion of the sale of the US business, group resources nevertheless contain insufficient provision for unknown risks, our desire to pay down internal and external debt, and to maintain prudent capital and liquidity levels.

In the circumstances therefore, we have taken the difficult decision to reduce the dividend to a level that can be cash covered in 2014 and to enhance the availability of resources for important long-term structural requirements.

Accordingly today we declared a final 2012 dividend of 9 pence per share, bringing the full-year dividend down by 27% to 19 pence from 26 pence and the final by 44% from 16 pence.

I regret this has become necessary, but can assure shareholders we took this decision only after examining scrupulously all alternatives.  The need to ensure that the current and future dividend is sustainable and covered by operating cash generation is fundamental. The broad transformation of the group in the midst of continuing economic uncertainty also requires that we maintain and grow the level and flexibility of capital and liquid resources.

Zero bonuses for Executive Directors

While we appreciate the considerable progress that has been made on a number of fronts, we do not believe the overall situation of the group warrants bonuses for executive directors for 2012 or pay rises for 2013.

Improved Outlook

The turnaround programme continues apace. We are taking decisive action on costs and in improving business performance. 2013 though remains a transitional year through significant restructuring charges and the loss of earnings from subsidiaries earlier disposed.

We have forward business plans to 2015 that are robust, show significant improvement, and that the new dividend level is cash covered. Increased retained earnings and stronger liquidity should also permit reasonable reduction in internal and external debt levels, thus bringing overall leverage to a more reasonable level.

Management is demonstrating professional execution as well as prudence. I am confident about the future of Aviva, and for our prospects going forward.

John McFarlane
Chairman

Group chief executive officer's review

FIRST IMPRESSIONS

Aviva is a company with a rich legacy, some strong businesses, an outstanding brand, a large customer base and very talented people.

I joined Aviva because I believe there is significant potential to be unlocked. Aviva is a turnaround story.

In my first few months at Aviva I have had the opportunity to visit a number of our businesses and to speak to many customers. What strikes me is the dedication and professionalism of those colleagues who look after customers' needs every day. Our customer service in many parts of the business is a genuine differentiator.

However in recent years Aviva has not lived up to its potential and has disappointed shareholders. In 2012 our Chairman, John McFarlane, highlighted these issues and set out a clear plan. The actions in 2012 to focus the business, strengthen the balance sheet, and improve performance have been the right ones and progress has been made.

Aviva has delivered a large part of the disposal programme.In line with the plan laid out in July last year, in 2012 we narrowed the focus of our business through the announced sales of our most significant non-core businesses, including the sales of Delta Lloyd, USA, Sri Lanka, Malaysia and lastly Russia.  In addition we have agreed to transfer Aseval to Bankia for £500 million.

As a result our capital position has improved markedly, with the economic capital surplus strengthening from £3.6 billion to £7.1 billion, giving a coverage ratio now of 172% on a proforma basis, well within our target range of 160% - 175%.

This plan has successfully addressed the immediate capital and focus issues. We now need to take Aviva to the next phase of its turnaround.

INVESTMENT THESIS: "CASHFLOW AND GROWTH"

It is clear to me that Aviva has not articulated why investors should buy or hold Aviva shares - what investors should expect of us.

I believe there is a clear space in the market for a simple proposition: a diversified insurer that can provide sustainable and growing cashflows and that has good options for growth. Whilst many will focus on valuation methodologies - such as MCEV, TEV and EV - Aviva will focus the business on progressive cashflow generation.

My intention is that Aviva will have a robust balance sheet with strong and predictable cashflows, diversified earnings and capital, and lower leverage.

Following the progress made on the disposal programme, we are now a more focused portfolio of businesses. Some are cash generators, such as the UK, France and Canada, with upside potential whilst others provide opportunities for growth such as Poland, Turkey, and Singapore.

Put simply, our investment thesis is about progressive cashflow and growth, in that order.

Cashflow

Three core businesses

Aviva has scale positions in the three core business lines of life and savings, general insurance and fund management - all under a strong brand. We have businesses in attractive, established markets which generate strong cashflows and which offer cross-sell potential. Aviva is world class in many core areas of insurance. For example, our underwriting, analytics and claims expertise, especially in Canada and UK general insurance, are impressive. And we have clear strengths in distribution including direct, through intermediaries, and through bancassurance where we have over 100 agreements.

Focus on cashflow

We will manage the established markets for cash and ensure that the subsidiaries remit progressive cash dividends to the Group.  Product development will be driven by a clear focus on sustainable cashflows. For example, in the UK we have managed the volume and pricing of our annuity business so that cashflows are brought forward and capital strain is lowered.

It is also about our scale: we have approximately 34 million customers, annual life and general insurance gross written premiums of around £23 billion and over £300 billion total funds under management.

Significant diversification benefits

Diversity, spreading the risk from one to many, is a central tenet of insurance.  Aviva's diversity across our three core businesses and across selected markets gives earnings stability and capital benefits. For example, product line and geographic diversification brings a significant reduction in our economic capital requirements.

Robust balance sheet

Our focus is to ensure that we have a robust balance sheet which underpins the cashflows by managing our balance sheet exposures actively, focusing on economic capital as the principal measure. The outstanding issue to be addressed is our internal and external leverage position. We have a clear plan to tackle this.

Financial simplicity

The insurance business is perceived as complex. Aviva has also for some time been criticised for the complexity of its financial disclosure and business structure, and this problem has been exacerbated by our internal leverage.  Our plans to reduce internal leverage and reorganise our structure will provide some of the clarity our shareholders desire.

Growth

Insurance expertise and scale drives cashflow growth in our established markets

Our established markets not only provide good cashflows but also offer potential for growth.  Managing our substantial back books and focusing on improving persistency levels will increase the value from our existing customer base.

Valuation upside from gradual UK & European recovery

The majority of Aviva's business is concentrated in the UK and Europe. Over the last 12 months we have spent considerable time improving our risk profile. As a result, we are well positioned to benefit from a gradual UK and European recovery.

Exposure to growth markets in Europe and Asia

We have a number of businesses which offer growth potential in markets such as Poland, Turkey, and Singapore.  These will be managed with a view to value growth under strict capital controls.

Reducing expenses

We will continue to focus on improving cost efficiencies and, particularly, on reallocating resources to initiatives where we can earn the highest returns and strong cashflows. We will deliver in excess of £400 million cost savings.

Upside from operational improvement

We have previously highlighted to the market there are elements of the Group which have underperformed for some time, where cashflows have not been optimised and where our expenses are too high. The turnaround of these amber cell businesses gives opportunity to create value for shareholders.

BALANCE SHEET

Aviva's corporate structure was overly complex and far from optimal. Our internal leverage through the interdivisional balance was too high and created an unsatisfactory long-term exposure for the UK general insurance business. This internal leverage, together with external leverage, must be addressed.

Pat Regan explains the change to our corporate structure in more detail in his CFO report. In summary, we have replaced the interdivisional balance between Group and UK general insurance with a formal loan and we plan to reduce this by £600 million in total over the next three years.

We have kept the FSA informed of our thinking in relation to these issues and they are supportive of the actions we are taking.

With respect to our external leverage, we have a medium term target ratio of below 40%.

The de-risking and strengthening of our balance sheet is entirely aligned with our investment thesis and cashflow focus.

The immediate priority, therefore, is to reduce the Group's leverage and to pay an appropriate dividend.

REBASED DIVIDEND

For our cashflow and growth investment thesis to be delivered we must tackle the issue of leverage. As such we have only one course of action. The dividend needs to be rebased with reference to growth in cashflows and earnings.

For analysts covering the stock I am cognisant that there are two schools of thought.  On the one hand, we have those that would suggest that with our successful disposal programme we have enough liquidity to pay dividends at the historic rate.  Others would suggest that the business earnings are not sufficient to fund the dividend and therefore the dividend is too tight.  The reality is that both of these arguments are right - we have enough short term liquidity to be able to pay the dividend, but cashflows from the business are too tight to sustain the historic level.

The recent disposals have resulted in our leverage ratio increasing further with the reduction in net assets. This leverage issue must be addressed and leverage will be reduced.

As a result of this, we have today declared a final 2012 dividend of 9 pence per share, from 16 pence. This brings the full-year dividend down to 19 pence per share, from 26 pence. In addition we have also decided to eliminate the scrip. I acknowledge that whilst rebasing the dividend will disappoint some shareholders, this will be mitigated to some degree by eliminating the dilutive scrip element. This is a difficult decision and is absolutely necessary to ensure Aviva is put on a sound footing for the future.

The removal of the scrip will stop further shareholder dilution, given that the scrip has had a dilutive impact of 16% over the last eight years. This measure improves earnings per share growth, is consistent with improving financial simplicity, and gives clarity to cashflows and the dividend.

Looking ahead, Aviva will have a progressive dividend policy, with reference to growth in cashflows and earnings. We would expect the 2013 interim dividend to rebase in line with the percentage reduction in the 2012 final dividend.

PEOPLE

Achievement of Aviva's turnaround necessitates a strengthened management team.

The appointment of Nick Amin as Group Transformation Director improves our ability to deliver the turnaround plan. The appointments of David McMillan as CEO of Aviva Europe and Jason Windsor to the Group Executive, strengthen our executive team.

The appointment of Khor Hock Seng as CEO of Aviva Asia, reaffirms our commitment to selected markets in that region and gives us strong Asian leadership with deep market experience. Christine Deputy's appointment as our new Group HR Director gives us the necessary leadership and experience for our cultural change.

In addition, given the economic climate and the recent performance of the Group, I have implemented a pay freeze for the top 400 managers and focused our resources towards other levels. I believe very strongly in paying for performance. Our overall spend on bonuses at senior levels will match the business performance and will be based on rigorous differentiation between performance levels. We will focus the money available on our top performers who made the largest contribution.

OUR PRIORITIES IN 2013

Our priorities in 2013 are:

Cashflow
• Focus businesses on cash flows to Group
• Deliver in excess of £400 million cost saves
• Improve operating performance
• Grow the value of life new business and improve general insurance COR

Simplicity
• Continue to strengthen the management team
• Communicate a clear customer proposition
• Continue the disposal programme
• Strategic realignment of Aviva Investors, a core business

Strength
• Reduce external and internal leverage
• Maintain economic capital surplus within target range (160% - 175%)
• Actively manage and further reduce balance sheet volatility

OUTLOOK

To move forward, Aviva has had to make some difficult choices. The decisions we have made are realistic, provide clarity and address the uncertainty that has surrounded our stock. It is now up to Aviva to deliver the performance.

Mark Wilson,

Group Chief Executive Officer

Chief financial officer's review

Overview

We have made good progress improving our capital strength and narrowing the Group's focus so that we now operate in materially fewer countries.

The agreed sale of the US has been a main contributor to a loss after tax of £3.1 billion. Operating performance is broadly in line with the previous year, but with higher restructuring costs as we transform the company. Operating profit on an underlying4 basis was down 4% in 2012 primarily due to adverse foreign exchange movements.

We have seen improvements in profitability of new business, cashflows to Group and good levels of operating capital generation. The economic capital position has significantly improved but, as a result of the disposals we have made, leverage has increased. We have also taken action to simplify the group's corporate structure, formalising the inter-divisional balance into a loan of which we will pay down £600 million over the next three years.

Financial strength

The number one priority in 2012 was to improve Aviva's capital position. During the year we have taken a number of management actions and this, combined with market movements, means that our IGD and economic capital solvency surpluses have improved significantly.

We have simplified our portfolio of businesses and as a result Aviva will operate in 18 countries, from 30 three years ago. These changes, including the announced sales of Aviva USA and Delta Lloyd and the settlement of our agreement to transfer Aseval to Bankia in Spain, will result in a positive movement in our economic capital. On a proforma basis the estimated economic capital surplus improved to £7.1 billion with a coverage ratio of 172% as at 31 December 2012 (2011: £3.6 billion; 130% coverage). In addition, we have now made the calculation more prudent to now include the pension deficit funding on a 10 year basis (previously five year basis).  The IGD solvency surplus has improved to £3.8 billion as at 31 December 2012 (2011: £2.2 billion).

At the end of February 2013, our estimated pro forma economic capital coverage ratio was 175%.

We also took a number of steps to reduce the volatility of our capital position. In July we reduced our holding in Delta Lloyd from 41% to just under 20% and in January 2013 we sold our remaining stake.

Over the course of the year we also reduced our exposure to Italian sovereign debt with a gross sell down of €6.5 billion5 this year from our shareholder and participating funds. After taking into account market movements and new business, the value of our net direct shareholder and participating fund holdings (net of NCI) in Italian sovereign debt is now £4.9 billion (2011: £6.4 billion) of which net direct shareholder exposure is £0.4 billion. Of the £4.9 billion Italian sovereign debt 74% is held in Italy.

Aviva's external debt and preference shares stood at £6.9 billion at the end of 2012. As a result of the reduction in net asset value from the disposals the external debt leverage ratio increased to 50%6. It is our intention to reduce this to below 40% over the medium term.

Loss after tax

The overall result for the year was a loss after tax of £3.1 billion (2011: profit after tax £60 million). For continuing operations, the loss after tax was £202 million.

The largest driver of the overall loss is the agreed sale of our US business. At HY12 we recognised an impairment of goodwill and intangibles of £0.9 billion related to that business, and at the full year we recognised a further impairment of £2.4 billion. This was partially offset by positive investment variances of £0.3 billion.

On a continuing basis loss after tax was £202 million. Drivers of this loss after tax are operating profits offset by integration and restructuring costs of £461 million, primarily reflecting the execution of the transformation plan; adverse investment variances of £634 million; net adverse post tax non-operating items in Delta Lloyd of £304 million (principally relating to movements in the Delta Lloyd Group curve), and loss on disposals of £164 million and other goodwill and intangible impairments of £188 million.

Operating profit per share (EPS) on a continuing basis was 39.2p (2011: 47.5p). Total EPS was negative 113.1p (2011: 5.8p) reflecting the loss on the sale of the US business.

Net asset value

IFRS net asset value per share was 278p (2011: 435p) reflecting the loss after tax, actuarial movements on the pension scheme, payment of the dividend and adverse foreign exchange movements. On a proforma basis (including the transfer of Aseval to Bankia in Spain) IFRS NAV is 284p.

The MCEV net asset value decreased to 422p (2011: 441p) primarily driven by operating profits, positive investment variances, actuarial movements on the pension scheme, payment of the dividend and adverse foreign exchange movements. The impact of the agreement to sell Aviva USA is positive under MCEV and offsets the goodwill and intangible impairments in other markets.

Operating performance

Operating profit on an underlying basis is £1.8 billion (2011: £1.9 billion), a 4% reduction compared with 2011. This was driven primarily by adverse foreign exchange movements of £65 million. Operating profit on a constant currency basis, excluding Delta Lloyd and RAC, was stable reflecting slightly lower operating profits from our life business partly offset by a small increase in profits from our general insurance and health businesses.

Operating profit on an underlying basis after restructuring costs was £1.3 billion (2011: £1.6 billion). This includes restructuring costs of £461 million relating to our underlying businesses (2011: £261 million) mainly driven by the transformation of the business, the integration of Ireland into the UK business and preparations for Solvency II.

The IFRS return on equity was 10.3% (2011: 12.0%). This was driven by the overall reduction in operating profit for the period.

Life insurance

IFRS operating profit from our life insurance business fell by 5% to £1,831 million (2011: £1,926 million) primarily as a result of adverse foreign exchange movements.

In the UK, operating profit reduced to £887 million (2011: £917 million). On an underlying basis, excluding net one-off items in 2011 and 2012, operating profit improved by 2%. New business profitability increased by 17% to give an overall increase in new business income of 9%. Key drivers of this were increased protection sales and pricing actions together with lower bulk purchase annuity sales reflecting our focus on improving profitibility. There was also a reduction in the proportion of lower margin Irish business following the closure of our joint venture with AIB. We continue to expand our protection business with an exclusive five year agreement with Tesco, building on the strong bancassurance franchise already in place in the UK.

The improvement in new business income has been offset by lower investment returns due to lower opening funds under management, reduced yields on shareholder assets and higher acquisition expenses due to changes in business mix.

Net UK funds under management increased by £2.2 billion in 2012. This was driven by strong sales of individual annuities and GPP giving rise to net inflows of £1.2 billion for our non-profit business. Market and other movements were £5.3 billion, offset by net outflows from the UK with-profits book of £4.3 billion.

In France, life operating profit increased to £335 million (2011: £323 million) despite the weakening of the euro during the year. Although new business income reduced to £120 million (2011: £142 million) as a result of volume reductions, we reduced expenses and profitability was broadly stable. Participating business income was stable at £333 million with a small increase in average reserves (on a constant currency basis) and improved profitability.

In Italy, overall operating profit increased to £159 million (2011: £140 million). Our continued focus on improving product design and capital efficiency in a tough econonmic environment impacted both new business volumes and profitability. New business income reduced to £64 million (2011: £121 million). This was more than offset by improved expected return of £65 mllion (2011: £47 million) and lower expenses of £169 million (2011: £232 million).

In Spain, overall life operating profit was stable at £215 million (2011: £216 million) despite the weakening of the Euro during the year. Within this total underwriting margin increased to £142 million (2011: £139 million) offset by a reduction in investment return to £143 million (2011: £158 million). The continuing difficult economic conditions and contraction in the mortgage market have resulted in a significant reduction in new business volumes. However, new business profitabilty was maintained and there were stable returns from the in-force portfolio. The agreed transfer of the Aseval business to Bankia will reduce new business volumes following the completion of the transaction in 2013.

In our other businesses, income in Singapore increased to £65 million (2011: £52 million) driven by growth in both new business volumes and profitability. In Poland, operating profit reduced to £153 million (2011: £167 million) although on a local currency basis the overall result remained stable. In our remaining businesses, continued difficult economic conditions resulted in lower operating profits.

The life new business IRR in our continuing operations was 14.9% (2011: 14.5%), with an increase in the UK offsetting reductions in some European markets, in particular Spain and Poland.

The value of new business reduced to £746 million as a result of an increase in the UK offset by reductions in Europe.

General insurance and health

General insurance and health operating profit increased marginally to £893 million (2011: £935 million, excluding RAC; £860 million). This is due to good performances in both the UK and Canada driven by the continued progress we have made in underwriting, claims and cost management. The combined operating ratio was 97.0% (2011: 97.5%).

In the UK, general insurance profit levels improved by 3%, excluding RAC, and the combined operating ratio was stable at 98% (2011: 98% excluding RAC) despite an increase in weather-related claims of £31 million compared to long-term average and latent claims reserve strengthening of £53 million. Our performance in UK general insurance continues to benefit from our focus on underwriting excellence and active management of claims costs and expenses.

Our general insurance business in Canada delivered another strong performance with an improvement in the combined operating ratio to 93% (2011: 95%) and a 9% increase in operating profits to £276 million (2011: £254 million) as a result of favourable prior year developments, continued underwriting discipline and the use of predictive analytics.

Fund Management

In a challenging investment environment Aviva Investors' operating profit on a continuing basis (which excludes the contribution from Aviva Investors in the USA) was £42 million (2011: £53 million) with lower performance fees partially offset by cost savings from the strategic review.

Investment performance was ahead of target on both benchmark and peer group measures. We maintained or improved client satisfaction, meeting or exceeding our targets on all client surveys in 2012. Net sales fell year-on-year as a result of the refocus of our product offering.

Capital generation and cashflows

At full year 2012 Aviva generated £2.0 billion of operating capital (2011: £2.1 billion) ahead of the target we set at the start of the year. Operating capital generation from the in-force life portfolio was £2.0 billion (2011: £2.3 billion) while general insurance contributed £0.6 billion (2011: £0.6 billion).

Operating capital generation levels were driven by strong performances in UK Life and Italy which offset the impact of reductions from the sale of Delta Lloyd and our US life and annuities business.

Aviva increased the amount of cash remittances from the businesses to Group to £0.9 billion in 2012 (2011: £0.8 billion). France resumed dividend payments to Group and management actions in UK Life led to a significant increase in cash remitted to Group.

The following table shows operating capital generation and dividends paid to Group by business units.

Received in 2012 (£ million)
Total by country	Operational capital generation	Dividend	% remitted to Group
UK Life*	662	150	23%
UK GI	341	150	44%
France	330	202	61%
Canada	190	136	72%
Poland	124	70	56%
Spain	78	68	87%
Singapore	35	17	49%
Italy	75	0	-
Ireland	52	0	-
Other**	72	151	-
Total	1,959	944	48%

Incremental UK Life dividend*		150
Overall total		1,094

*a dividend expected from UK Life of £300 million will be paid in 2013
**includes RAC, Aviva Re, US and Delta Lloyd

We continue to taken a number of actions on capital efficiency and our corporate structures to increase cash remittances going forward.

Changes to Aviva's capital structure

We are taking action to reduce the complexity of the balance sheet and reduce internal leverage. Prior to 2013 in the Group's corporate structure, AIL (Aviva Insurance Limited) was both the underwriting company for the UK General Insurance business and the holding company for the majority of the Group's overseas  subsidiaries. Prior to 2013 an inter-divisional loan balance of around £5 billion was in place between the UK General Insurance business and the Group and this was used over a number of years to purchase  overseas subsidiaries and for other general corporate purposes.

This structure was complex from a corporate governance point of view; created the potential for dividend traps and made demonstrating that Aviva has appropriate resolution arrangements in place (a key requirement of the PRA/FSA) more difficult. A more straightforward structure has now been put in place with two separate legal entities - Aviva Group Holdings Ltd (as holding company) and Aviva Insurance Limited (as the general insurance underwriting company). As a result of this change the inter-divisional balance between the Group and UK General Insurance will be formalised into an interest bearing loan of around £5.8 billion between AGH and AIL. We have decided to reduce the size of this loan balance and will pay down £600 million in total over the next three years.

As a result of this change, which the FSA are supportive of, our corporate structure will be more transparent, the Group will have direct ownership of overseas subsidiaries and the exposure of our UK general insurance business to these will be reduced over time.

Pat Regan
Chief Financial Officer

4.In 2012, operating profit on an underlying basis represents Aviva Group excluding Delta Lloyd and the United States. 2011 operating profit on an underlying basis represents Aviva Group excluding Delta Lloyd, United States and RAC
5. Gross of non-controlling interests (NCI), purchases and redemptions.
6. External debt and preference shares divided by total tangible capital employed

Market overview

UK & Ireland life and pensions
• UK Operating profit £887 million (2011: £917 million)
• UK Operating capital generated £662 million (2011: £551 million)
• UK Expense base £723 million (2011: £741 million)
• UK value of new business £420 million (2011: £380 million)
• Cash dividend to Group £300 million7 (2011: £200 million)
• UK long-term sales, including investment sales, £12,140 million (2011: £12,943 million)
• UK life new business IRR 18% (2011: 15%)

Aviva is the UK's leading life insurer. In the UK life business, operating profit was down 3% to £887 million although on an underlying basis this improved by 2% in the year. We improved our life new business IRR to 18% reflecting our focus on improving profitability and capital allocation.

Capital generation and dividends to Group are key priorities.  Capital generation increased over the year together with dividends in respect of 2012. We aim to increase them further in future years. This improvement was a result of the UK life business's focus on capital efficiency, including the withdrawal from large scale bulk purchase annuities and other tail products, pricing actions on core products, cost savings and retention. This resulted in a 20% increase in operating capital generation to £662 million.

Despite difficult market conditions, long term sales, excluding bulk purchase annuities, were up slightly at £11,953 million. This was driven by a strong performance in our core markets of "at retirement" (annuities and equity release) and protection where we grew sales respectively by 12% and 20%, which offset a reduction in bond sales. We continued to expand our distribution footprint, including an exclusive five year agreement with Tesco to distribute protection products. Our health business performed strongly, with net written premiums up 12% at £528 million (2011: £473 million). We were voted Health Insurance Company of the Year for the third year in succession at the 2012 Health Insurance Awards.

Aviva has been campaigning for a long time to bring greater transparency to the annuity market to encourage customers to shop around on the open market to get the best annuity for their retirement. Aviva does not differentiate its pricing between internal and external customers, and we welcome the FSA's thematic review of annuities.

The UK industry is entering an uncertain period as an unprecedented level of regulatory change takes effect, including the Retail Distribution Review, Auto-Enrolment and Gender Directive. We are fully prepared and well-placed to benefit from the changes, with both a broad product range and extensive distribution network.

The integration of Aviva's Irish life business is progressing well, but Ireland remains a difficult market and profitability is not yet at acceptable levels. Ireland IFRS operating profit was down 89% at £5 million and sales were down 31% at £632 million due to the closure of our joint venture with AIB from 31 March 2012. Excluding this joint venture, IFRS operating profits were up 156% to £23 million and sales rose 9% to £530 million.

UK & Ireland general insurance*
• UK general insurance operating profit of £448 million (2011: £433 million)
• UK Operating capital generated £341 million (2011: £421 million)
• UK Expense base £775 million (2011: £786 million)
• Cash submitted to Group £150 million (2011: £184 million)
• UK Combined operating ratio of 98% (2011: 98%)
• UK Net written premiums of £4,062 million (2011: £4,110 million)

•      Ireland general insurance and health operating profit of £29 million (2011: £44 million) with net written premiums of £428 million (2011: £471 million) and a general insurance combined operating ratio of 102% (2011: 102%)

*2011 comparatives for UK general insurance are shown excluding RAC

Aviva is the leading general insurer in the UK and Ireland. Although sales were lower, total like for like operating profit increased slightly, demonstrating our focus on disciplined underwriting to maintain profitability ahead of volumes. We delivered a UK general insurance COR of 98% despite the fact that 2012 was the second wettest year on record.

Our operating performance remains our number one priority, with an increasing focus on broker management, pricing analytics, cost control and capital allocation.

These results highlight the strength of our diversified portfolio and our risk selection, which has delivered good profitability in UK personal lines with combined operating ratios of 97% and 93% in motor and homeowner respectively. We have seen further modest growth in the UK motor market where we now have nearly 2.5 million customers. This represents an increase of more than 250,000 customers since the start of 2012 driven by the success of our Quotemehappy and multicar offerings. We are further developing our profitable homeowner business, assisted by a new partnership deal with insurance broker Gallagher Heath.

In UK commercial, the market remains challenging for brokers and customers, due to the ongoing economic conditions. We are focusing on improving our processes to ensure we provide commercial customers with insurance cover at an acceptable price and our shareholders with a good return on their capital.

We are focused on further improving our customer service. We have strengthened our underwriting disciplines and invested in pricing, risk selection and customer and broker facing systems. In 2012 customer advocacy scores improved as we achieved an 18 point improvement in our Relationship Net Promoter Score® and we reduced the number of complaints received by almost 30%. Brokers also recognised our excellent customer service by voting us Insurance Times General Insurer of the Year, for the second year running.

We continue to develop innovative insurance solutions such as 'Aviva Drive', a smartphone app which helps us to tailor insurance prices to customers' driving styles. We also launched 'Fast Track', an online trading platform which provides brokers with the facility to 'quote and buy' online in under five minutes.

 7. Based on full UK 2012 dividend expected to be paid in March 2013.

During the year, we further restructured our Irish general insurance business to improve profitability. Additional actions to make further improvements continue in 2013.

France
• Life operating profit £335 million (2011: £323 million)
• Operating capital generated £330 million (2011: £320 million)
• Expense base £422 million (2011: £495 million)
• Value of new business £119 million (2011: £142 million)
• Cash dividend to Group £217 million (2011: £0)
• Life new business IRR 11% (2011: 11%)
• Long-term savings sales £3,638 million (2011: £4,047 million)
• General insurance and health operating profit £95 million (2011: £144 million)
• Combined operating ratio of 95% (2011: 90%)
• Net written premiums of £1,002 million (2011: £1,016 million)

Aviva France is the third-largest business in the Aviva group. Despite difficult macro-economic conditions, the business produced a solid performance with operating profit of £422 million (2011: £471 million). Costs have reduced and the business is once again paying dividends to Group after one year of non payment.

Life operating profit increased, and, although sales were 4% lower on a local currency basis, we outperformed the individual life market, which fell 10% over the course of the year. Our joint venture with Crédit du Nord, Antarius, performed strongly with a 2% increase in sales. Life new business IRR was flat. We have taken action to improve the business mix, emphasising the sale of less capital intensive protection products, which grew 9% (17% on a local currency basis).

General insurance sales rose by 6% on a local currency basis, due to an increase in both policy volumes and rates. Although general insurance profits were down as a result of bad weather and lower reserve releases compared to the previous year, the combined operating ratio remained strong at 95%.

Over the course of the year we increased our customer base to 3.2 million and received several awards for both our life and general insurance products.

Canada
• IFRS operating profit of £276 million (2011: £254 million)
• Operating capital generated £190 million (2011: £162 million)
• Expense base £413 million (2011: £380 million)
• Cash dividend to Group £136 million (2011: £168 million)
• Combined operating ratio of 93% (2011: 95%)
• Net written premiums of £2,176 million (2011: £2,083 million)

Aviva is Canada's second-largest general insurer. The business delivered a good financial result with a strong increase in profit. This performance was due to pricing sophistication, underwriting discipline, improved retention and strong underlying growth in new business. We also maintained a profitable mix of personal and commercial lines business across Canada. Dividend to Group as a proportion of profits remains high.
We use world-class predictive analytics to enhance our underwriting capabilities and further research and development is underway to enhance our pricing for weather-related perils.

The Canadian insurance business, unlike many other businesses in the Group is mostly intermediated; however we continue to address increasing customer demand for choice, simplicity and self-service by working with our brokers to help them compete with other channels.

Aviva Canada is committed to strong distribution relationships and maintained highest-ever satisfaction scores among its broker partners in 2012. Customer service has also improved further. Our claims Net Promoter Score® is +47, a very strong result.

We delivered a strong underwriting result in personal lines due to our disciplined underwriting and lower claims frequency because of a mild winter. Our efforts to transform and improve the profitability of the commercial lines business continued as we initiated actions to address underperforming segments. Increased expenses reflect investment in our business as we continue to drive sustained operating efficiency and productivity, along with higher premium taxes resulting from higher GWP.

Italy
• Life operating profit £159 million (2011: £140 million)
• Operating capital generated £74 million (2011 operating capital usage £56 million)
• Expense base £98 million (2011: £101 million)
• Value of new business £29 million (2011: £75 million)
• Cash dividend to Group £0 (2011: £0)
• Life new business IRR 12% (2011: 12%)
• Long-term savings sales £1,971 million (2011: £2,993 million)
• General insurance profit £20 million (2011: loss of £35 million)
• Combined operating ratio of 100% (2011: 114%)
• Net written premiums of £357 million (2011: £416 million)

Aviva Italy is the sixth-largest business in the Aviva group. In 2012 operating profit increased despite a fall in GDP and market volatility. We have taken positive steps to maintain profitability putting in place various initiatives in our life and GI businesses which have improved our performance and delivered a marked improvement to operating capital generation.

Life profitability improved due to our focus on products that are less capital intensive and the result has been a favourable change in our product mix. These actions have, along with the adverse economic conditions, led to a drop in the value of new business but the change in business mix improved IRR to 12.4% from 11.5% in 2011.

General insurance profitability improved through pricing actions, disciplined claims management and by pulling out of or reducing our sales in unprofitable lines. Consequently, general insurance sales were 8% lower than the previous year on a local currency basis. However, improvements in our claims management and underwriting processes together with stable prior year development, have improved our combined operating ratio by 13.7 percentage points to 99.8%.

Spain
• IFRS operating profit £215 million (2011: £216 million)
• Operating capital generated £78 million (2011: £85 million)
• Expense base £56 million (2011: £63 million)
• Value of new business £56 million (2011: £86 million)
• Cash dividend to Group £68 million (2011: £62 million)
• Internal rate of return of 21% (2011: 23%)
• Long-term savings sales of £1,295 million (2011: £1,926 million)

Aviva Spain is the country's fifth largest long-term insurer by gross written premiums. We sell protection, long-term savings and pensions, health and accident insurance both directly and through bancassurance networks.

On a constant currency basis operating profit increased by 7%, while life and pensions sales have decreased by 28%. A substantial part of this reduction has been the result of management action focusing on the efficient use of capital. The business has focused on retaining highly profitable protection business, while developing capital efficient products, including unit linked savings. IRR remains strong at 21% (2011: 23%). The underlying strength of the Spanish business allowed us to pay a dividend to Group of £68 million in 2012.

In December we reached a settlement with Bankia to transfer to them our entire holding in Aseval, a Spanish life insurance company. This agreement generated proceeds of £494 million, a very positive result.

Poland
• Life operating profit £153 million (2011: £167 million)
• Operating capital generated £124 million (2011: £102 million)
• Expense base £74 million (2011: £83 million)
• Value of new business £35 million (2011: £45 million)
• Cash dividend to Group £70 million (2011: £99 million)
• Life new business IRR 20% (2011: 24%)
• Long-term savings sales £373 million (2011: £487 million)

Aviva is Poland's fourth largest life insurer. A combination of regulatory changes, adverse foreign exchange movements and the impact of the economic environment resulted in lower life insurance sales in 2012. Even so, we focused on becoming more efficient and our profitability in this market remained strong with an IRR of 20%. Regulatory conditions resulted in a lower dividend to Group.

We continued to improve our distribution and our bancassurance agreement with Santander provides us with a strong source of revenue so that we now have a 10% share of the individual life insurance market.

Singapore
• Life operating profit £65 million (2011: £52 million)
• Operating capital generated £35 million (2011: £6 million)
• Expense base £52 million (2011: £47 million)
• Value of new business £42 million (2011: £34 million)
• Cash dividend to Group £17 million (2011: £34 million)
• Life new business IRR 25% (2011: 31%)
• Long-term savings sales £817 million (2011:£724 million)

Aviva is a top five life insurer in Singapore with over half a million customers, and one of the biggest providers of employee benefits and healthcare insurance. Long term savings sales increased 28% on the previous year with bancassurance sales and sales of retirement products contributing significantly to this growth. Our 11-year relationship with DBS, Singapore's largest bank, continues to go from strength to strength. Life operating profit and value of new business were up significantly on the previous year driven by strong protection sales and increased scale. Dividends to Group have normalised in 2012.

China
In China, bank interest rates remain high making our savings products less attractive. We have therefore shifted our focus towards the sale of protection products.

India
In India, despite regulatory changes creating uncertainty in the market, we extended our distribution agreement with Indusind Bank, India's leading private sector bank. We also launched an online sales portal for protection business. Online customers now account for 14% of new customers acquired and 4% of new business premium in India.

Turkey
In Turkey, our life and general insurance businesses generated an IFRS operating loss of £22 million (2011: £9 million loss). In life insurance we serve two million customers and are well positioned to benefit from our relationship with partner Akbank TAS, and their related banks, Citibank AS and Burgan Bank AS. Protection sales through our bancassurance channel were up by more than 50% compared to 2011.

Aviva Investors
• Operating profit £42 million (2011: £53 million)
• Net funded external sales £1.7 billion with a further £0.2 billion of committed but unfunded sales (2011: £3.6 billion)
• 69% of institutional funds performed above benchmark (where a benchmark exists) with 68% of funds ahead of peer group.

In a challenging investment environment Aviva Investors' operating profit on a continuing basis (which excludes contribution from asset management activities undertaken for Aviva USA) was £42 million (2011: £53 million) with lower performance fees partially offset by cost savings from the strategic review.

Investment performance was ahead of target on both benchmark and peer group measures. We maintained or improved client satisfaction, meeting or exceeding our targets on all client surveys in 2012. Net sales fell year-on-year as a result of the refocus of our product offering.

Key financial highlights

IFRS	2012 £m	2011 £m	Sterling % change
Life business	1,831	1,926	(5)%
General insurance and health	893	935	(4)%
Fund management	51	61	(16)%
Other operations	(204)	(204)	-
Corporate centre	(136)	(138)	1%
Group debt and other interest costs	(659)	(648)	(2)%
Operating profit before tax (excluding Delta Lloyd as an associate) - continuing operations	1,776	1,932	(8)%
Share of operating profit (before tax) of Delta Lloyd, as an associate	112	157	(29)%
Operating profit before tax - continuing operations	1,888	2,089	(10)%
Operating profit before tax - discontinued operations1	239	414	(42)%
Operating profit before tax	2,127	2,503	(15)%
Operating profit before tax (after restructuring costs) - continuing operations	1,427	1,828	(22)%
(Loss)/Profit after tax - continuing operations	(202)	417

Earnings per share	(113.1)p	5.8p
Operating profit per share - continuing operations	39.2p	47.5p	(17)%
(Loss)/Profit after tax	(3,050)	60
Return on equity	10.3%	12.0%	(1.7)pp
Total dividend per share	19.0p	26.0p	(27)%
Operating capital generation	£2.0bn	£2.1bn	(5)%

1 Current period represents the results of the United States. Prior period represents the results of the United States and Delta Lloyd up to 6 May 2011.

	End of February 20132	31 December 2012	31 December 2011	Sterling % Change
Estimated proforma1 IGD solvency surplus		£3.9bn
Estimated IGD solvency surplus		£3.8bn	£2.2bn	73%
Estimated proforma economic capital surplus	£7.6bn	£7.1bn
Estimated economic capital surplus		£5.3bn	£3.6bn	47%
IFRS net asset value per share		278p	435p	(36)%
MCEV net asset value per share3		422p	441p	(4)%

1 Proforma includes the benefit of completing the US and Aseval transactions announced in December 2012 and the Delta Lloyd and Malaysia transactions announced in January 2013. See 'Cautionary statement' in Notes to editors.

2 Estimated position as at 28 February 2013.

3 In preparing MCEV information, the directors have done so in accordance with the MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less costs to sell

Life operating profit - continuing operations

	Operating profit
	2012 £m	2011 £m	Sterling % change
United Kingdom	887	917	(3)%
Ireland	5	47	(89)%
United Kingdom & Ireland	892	964	(7)%
France	335	323	4%
Spain	215	216	-
Italy	159	140	14%
Other Developed Markets	-	4	(100)%
Poland	153	167	(8)%
Asia	69	108	(36)%
Other Higher growth markets	8	4	100%
Total life operating profit	1,831	1,926	(5)%

General insurance and health (excluding Delta Lloyd and RAC)

	Operating profit		GI COR
	2012 £m	2011 £m	2012%	2011%
Group	893	860	97%	98%
United Kingdom	462	445	98%	98%
Ireland	29	44	102%	102%
United Kingdom & Ireland	491	489	99%	97%
France	95	144	95%	90%
Canada	276	254	93%	95%

Notes to editors
All comparators are for the full year 2011 position unless otherwise stated.
Income statements and cashflows of foreign entities are translated at average exchange rates while their assets and liabilities are translated at the closing rates on 31 December 2012. The average rates employed in this announcement are 1 euro = £0.81 (12 months to 31 December 2011: 1 euro = £0.87) and US$1 = £0.63 (12 months to 31 December 2011: US$1 = £0.63).
Growth rates in the press release have been provided in sterling terms unless stated otherwise. The supplements following present this information on both a sterling and local currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make other verbal or written "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "projects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the presentation include, but are not limited to: the impact of ongoing difficult conditions in the global financial markets and the economy generally; the impact of various local political, regulatory and economic conditions; market developments and government actions regarding the sovereign debt crisis in Europe; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; the impact of catastrophic events on our business activities and results of operations; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; the effect of the European Union's "Solvency II" rules on our regulatory capital requirements; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events; risks associated with arrangements with third parties, including joint ventures; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of simplifying our operating structure and activities; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing/regulatory approval impact and other uncertainties relating to announced acquisitions and pending disposals and relating to future acquisitions, combinations or disposals within relevant industries. For a more detailed description of these risks, uncertainties and other factors, please see Item 3d, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's most recent Annual Report on Form 20-F as filed with the SEC. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686. Registered office St Helen's 1 Undershaft, London EC3P 3DQ

Investor contacts	Media contacts	Timings	Contents
Mark Wilson +44 (0)20 7662 2286 Pat Regan +44 (0)20 7662 2228 Charles Barrows +44 (0)20 7662 8115 David Elliot +44 (0)207 662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sarah Swailes +44 (0)20 7662 6700	Media conference call 0715hrs GMT Analyst presentation 0745 hrs GMT Presentation slides available at www.aviva.com from 0630 hrs GMT Live webcast www.aviva.com	Overview 1 Financial supplements IFRS 21 New business 77 Capital management 85 Analysis of Assets 103 Glossary 130 Shareholder services 132 Supplement 2: MCEV

End of part 1 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 07 March 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary